UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2018

COMMISSION FILE NUMBER: 000-22216

NORZINC LTD.

Suite 1710 - 650 West Georgia Street

Vancouver, British Columbia

Canada V6B 4N9

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This Form 6-K is submitted by NorZinc Ltd. (“NorZinc”) to the United States Securities and Exchange Commission (the “Commission”) as notice that, pursuant to a statutory arrangement (the “Arrangement”) to reorganize Canadian Zinc Corporation (“Canadian Zinc”), Canadian Zinc became a directly held, wholly-owned, operating subsidiary of NorZinc.

NorZinc understands that upon the furnishing of this Form 6-K to the Commission, NorZinc will use the Commission file number of Canadian Zinc for the purpose of satisfying NorZinc’s reporting obligations under the Exchange Act.

Effective September 6, 2018 Canadian Zinc and NorZinc completed a court-approved statutory plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia). Under the Arrangement all of the common shares of Canadian Zinc (the “Canadian Zinc Shares”) were exchanged for common shares of NorZinc (the NorZinc Shares”), on a one-for-one basis, with no impact on shareholder's ultimate economic interest

The NorZinc Shares will trade on the Toronto Stock Exchange under the symbol, “NZC” starting September 11, 2018. NorZinc’s CUSIP and ISIN numbers will be 66976U104 and CA66976U1049.

Prior to the Arrangement, the Canadian Zinc Shares were registered pursuant to Section 12(g) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Upon effectiveness of the Arrangement, the NorZinc Shares were deemed registered under Section 12(g) of the Exchange Act, with NorZinc deemed to be a successor issuer to Canadian Zinc pursuant to Rule 12g-3(c) under the Exchange Act. All securities issued in connection with the Arrangement were exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 3(a)(10) thereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORZINC CORPORATION

Date: September 11, 2018	By:	/s/ Don MacDonald
Don MacDonald
Chief Executive Officer